Filed Pursuant to Rule 433

Registration No. 333-283027

May 19, 2026

Pricing Term Sheet

Kennametal Inc.

$300,000,000 5.800% Senior Notes due 2036

Issuer:	Kennametal Inc.

Format:	SEC Registered

Principal Amount	$300,000,000

Security Type:	Senior Notes

Maturity Date:	May 28, 2036

Coupon:	5.800%

Price to Public:	99.648%

Yield to Maturity:	5.847%

Benchmark Treasury:	4.375% U.S. Treasury due May 15, 2036

Spread to Benchmark Treasury:	T+120 bps

Benchmark Treasury Price and Yield:	97-27; 4.647%

Net Proceeds to Issuer (after deducting underwriting discounts/commissions but before estimated offering expenses):	$296,994,000

Use of Proceeds:	Repayment or redemption of outstanding 4.625% Senior Notes due 2028 and for general corporate purposes.

Interest Payment Dates:	May 28 and November 28 beginning on November 28, 2026

Optional Redemption:	The notes will be redeemable at the Issuer’s option at any time, in whole or in part.

If the notes are redeemed before the date that is three months prior to maturity, the redemption price will equal the greater of par or the make—whole (Treasury Rate plus 20 bps), in each case plus accrued and unpaid interest to the redemption date.

If the notes are redeemed on or after the date that is three months prior to maturity, the redemption price will equal par, plus accrued and unpaid interest to the redemption date.

Trade Date:	May 19, 2026

Settlement Date*:	May 28, 2026

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	489170 AG5 / US489170AG50

Expected Ratings**:	Baa3 (Stable) Moody’s Investors Service, Inc.
BBB (Stable) Standard & Poor’s Ratings
Services
BBB (Stable) Fitch Ratings Ltd.

Joint Bookrunners:	BofA Securities, Inc.
BNP Paribas Securities Corp.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Citizens JMP Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc.
Commerz Markets LLC
Truist Securities, Inc.

*

Note: It is expected that delivery of the notes will be made to investors on or about May 28, 2026, which will be the sixth business day following the date hereof (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or on any subsequent date that is prior to the first trading day preceding the date on which we deliver the notes to the underwriters for the offering will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by emailing BofA Securities, Inc. at dg.prospectus_requests@bofa.com, mailing BNP Paribas Securities Corp., 787 7th Avenue, New York, New York 10019 or by calling toll-free at 1-800-854-5674 or PNC Capital Markets LLC by emailing pnccmprospectus@pnc.com or by calling toll-free (855) 881-0697.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Kennametal Inc. on May 19, 2026 relating to its prospectus dated November 6, 2024.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.